                                                                                                                North American Salt Company
Great Salt Lake Minerals
Sifto Canada Corp.
Salt Union Ltd.

Compass Minerals
9900 West 109th Street
Overland Park, Kansas 66210
www.compassminerals.com

T (913) 344-9200

Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

August 3, 2010

RE:        Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 22, 2010
File No. 1-31921

Dear Ms. Parker:

This letter is in reference to your inquiry dated July 6, 2010 concerning Compass Minerals International Inc. (the “Company”).  Our responses have been numbered to correspond to match the comments in your letter.  We respectfully reserve the right to change the wording of the example disclosures discussed below based on future changes in facts and circumstances.

Form 10-K for the Fiscal Year Ended December 31, 2009

Controls and Procedures, page 65

Disclosure Controls and Procedures, page 65

1.
We note your statement on page 65 that “management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”  In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to SEC Release No. 34-47986, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  Please confirm that the conclusion disclosed in this filing would not have changed had this revised disclosure been provided.

Response:  The Company acknowledges the Staff’s comment and agrees that in future filings it will, if true, revise its disclosure as requested above.  In addition, the Company confirms that the conclusion disclosed in the filing would not have changed had this revised disclosure been provided.

2.
We note that you provide the full definition from Exchange Act Rule 13a-15(e) when you describe your disclosure controls and procedures (in the first paragraph of this section), but you state management’s conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2009 only in terms of the first half of the definition.  In future filings, please state management’s conclusion either in terms of the full definition or without elaborating the definition at all.  Please confirm that the conclusion disclosed in this filing would not have changed had this revised disclosure been provided.

Response:  The Company acknowledges the Staff’s comment and agrees that in future filings it will, if true, revise its disclosure as requested above.  In addition, the Company confirms that the conclusion disclosed in the filing would not have changed had this revised disclosure been provided.

Exhibit 10.4

3.
It appears that you have not filed this exhibit in its entirety.  With your next periodic report, please re-file your Amended and Restated Credit Agreement as a complete exhibit, including all of the schedules and exhibits thereto.  We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and has re-filed its Amended and Restated Credit Agreement in its entirety, including all schedules and exhibits, in its Form 10-Q for the fiscal quarter ended June 30, 2010 as Exhibit 10.1 filed on July 30, 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 34

4.
With respect to the comments on your executive compensation disclosure, please show us how you intend to comply with our comments in the future by providing us with draft disclosure based on information and data from 2009.

Response:  Please see the Company’s responses to comments five and six below for a discussion of the Staff’s comments regarding its executive compensation disclosures.

Base Salary, page 37

5.
We note your disclosure that the compensation committee increased base salaries in March 2009.  Please enhance your disclosure by stating the current base salaries and the amounts by which they were increased from the prior year.  Expand to discuss how your salary levels compared with the peer company levels.

Response:  The Company acknowledges the Staff’s comment.  As disclosed on page 37 of the 2010 proxy statement, the compensation committee increased base salaries for the named executive officers in March 2009, and the increased base salaries, which were effective in April 2009, are reflected in the amounts disclosed in the salary column in the summary compensation table on page 48 of the proxy statement.  The Company believes that disclosure of the base salary level does not add materially to the salary information disclosed in the column and might serve to confuse readers.  In future years, if the compensation philosophy as it relates to base salary were to change materially, the Company will describe those changes in greater detail, and will explain why the compensation committee determined that those changes were appropriate.

The Company's CD&A notes on page 37 of the proxy statement that the compensation committee considered the relationship between the Company's salary levels and peer company levels with a view toward recruiting and retaining talent, and that committee considered the experience, knowledge, responsibilities, and performance of each of the named executive officers in determining base salaries.  The Company's CD&A also notes that the Company's total compensation program targets are intended to stand near the median of total executive compensation programs at peer companies.  Because the compensation committee's use of peer companies is predominantly focused on total compensation, and not base salary, the Company does not believe that additional discussion of comparative base salaries would be relevant in its CD&A.

Annual Incentive Plan, page 38

6.
We note your disclosure on pages 40-41 concerning the safety improvement multiplier used in the Annual Incentive Plan to encourage and reward safe operations.  Please expand your disclosure to describe the safety goals that you measure.

Response:  The Company acknowledges the Staff’s comment regarding its safety goals. The Company believes that, because the effect of the safety improvement multiplier is to move each named executive officer's annual incentive plan award up or down by 10% in value that it is not, in itself, a material element of the Company's compensation program.  However,  to better aid readers in understanding the Company's compensation program, the Company will include in future filings a discussion of safety incidence rates as one of the elements of the Annual Incentive Plan in an appropriate section of its 2011 Proxy Statement as follows:

“The safety goals within the Safety Improvement Multiplier of the Annual Incentive Plan are based on the "incidence rate" defined by regulations of the U.S. Occupational Safety & Health Administration (“OSHA”) and Mine Safety & Health Administration (“MSHA”).”

The safety measure used in future years may be different than the current safety measure.

Engineering Comments

Operations and Facilities, page 6

7.
We note your reference to third party reserve studies and other discussions regarding your reserves.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

• Property and geologic maps

• Description of your sampling and assaying procedures

• Drill-hole maps showing drill intercepts

• Representative geologic cross-sections and drill logs

• Description and examples of your cut-off calculation procedures

• Cutoff grades used for each category of your reserves and resources

● Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

● A detailed description of your procedures for estimating reserves

● Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

• A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone George K. Schuler, Mining Engineer, at (202) 551-3718.

Response:  The Company has furnished to the Staff as supplemental information its original mineral reserve analysis reports for its mines.  These reports were relied upon to establish the legal, technical, and economic feasibility of our mine mineral reserves and the Company continues to rely on these reserve reports.  We believe these reports are responsive to the Staff’s request.

8.
Please disclose in a table of your proven and/or probable reserves, listing the estimated tonnage (quantity) and grade (quality).  Please clarify that your reserves are either in-place or recoverable/salable reserves and include a statement your reserve estimates incorporate losses for mine dilution and/or mining recovery.

Response:  In response to previous comments from the Staff, the Company has historically disclosed its reserves for each of its mines in terms of years of production at current production rates.  See, e.g., the Company's disclosure on page 6 of the Form 10-K.  The Company believes this is a more meaningful way of evaluating its reserves.  As discussed in the Company's Form 10-K, salt formations—including those at the Company's mines—have mineral deposits that are substantially the same quality throughout the mineral depositions.  Therefore, the need to disclose grade or quality is not applicable.  The Company has estimated probable recoverable salt reserves based on third party data of the mineral deposits subject to the Company's extraction as described on page 6 of the Company’s Form 10-K.  The Company's disclosures states the reserves are “recoverable minerals” and believes no additional statement is needed to discuss mining recovery.

9.	Please disclose your annual production for each mine as required by Regulation S-K, Instructions to Item 102, Part 3.

Response:  The Company does not believe that additional information regarding production at each location is material to an investor's understanding of its business.  Additionally, disclosure of this information may harm the Company's competitive position, as a significant portion of the delivered cost of salt results from shipping and handling.  If competitors were able to acquire knowledge of the specific level of production at each of the Company's locations, this would impair the Company's competitive position.  In response to prior Staff comments of its salt operations, the Company has continued to disclose the last three years of aggregate salt production in its Form 10-K.

Environmental, Health and Safety Matters, page 12

10.
In this section, and your statement of risk factors, we note you disclose your company complies with certain safety and occupational health standards at your operations and that you have developed operational safety procedures for your employees.  In an appropriate section of your 10-K filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, and statistical measures such as those reported to the MHSA or any other measures that your organization utilizes to monitor performance.

In addition to the above information, please provide to us your occupational injury frequency rates, such as lost-time injury frequency rate and/or fatal injury frequency rates (MSHA), etc. that your company reports and compare your performance to comparable national statistics for the last three years.

Response:  The Company acknowledges the Staff’s comment regarding safety and occupational standards.  Please refer to page 12 of our Form 10-K which states “We estimate that our 2010 EHS capital expenditures will total approximately $4.2 million.”  Our disclosure encompasses capital expenditures that have a primary purpose of addressing an environmental, health or safety matter.  Typically, capital expenditures of this nature have characteristics of more than one of these different but related purposes and therefore, further delineation of a specific element of the EHS capital expenditure (i.e. safety alone) would not meaningfully enhance an understanding of the expenditure and would be potentially arbitrary and/or misleading.  The Company considers all three elements together as part of the Company operations, and we believe our original disclosure fully satisfies our disclosure obligations under the SEC’s existing rules.  The Company is aware of recent changes in federal law that will likely require it to disclose additional information regarding its mines and safety performance, and is committed to complying fully with those new requirements if and as applicable.

Furthermore, the Company has provided in a separate communication as supplemental information pursuant to Rule 12b-4 of the Exchange Act, its Incidence Rate for the last three years compared to the benchmark OSHA and MSHA incidence rates for those years.

* * * * * * * *

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Angelo C. Brisimitzakis
Angelo C. Brisimitzakis
President and Chief Executive Officer